SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English))

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

October 26, 2023

Securities and Exchange Commission – SEC
Re.: MATERIAL EVENT

Credicorp Ltd. (the “Company”) notifies you that on October 26, 2023, the Company’s Board of Directors adopted a Clawback Policy (the “Clawback Policy”) in accordance with Rule 10D-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 303A.14 of the New York Stock Exchange Listed Company Manual, and published a notice (Hecho de Importancia) in the Peruvian market regarding its adoption, which notice is translated into English below from the original in Spanish.

Under the Clawback Policy, in the event of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. securities laws, the Company is required to recover from executive officers of the Company and its subsidiaries incentive compensation paid to executive officers in any form that the executive officers would not have been entitled to receive based on the restated amounts.

The Clawback Policy will become effective on December 1, 2023.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2023

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative